UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 13, 2022

_____________________

Commission File Number: 001-39363

IMMATICS N.V.

Paul-Ehrlich-Straße 15

72076 Tübingen, Federal Republic of Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Collaboration Agreement with Bristol-Myers Squibb

On June 1, 2022, a subsidiary of Immatics N.V. (the “Company” or “Immatics”), Immatics US, Inc., entered into a Collaboration Agreement (the “Agreement”) with a subsidiary of Bristol-Myers Squibb Company (“Bristol-Myers Squibb”), Celgene Switzerland LLC, relating to the development of multiple allogeneic off-the-shelf TCR-T and/or CAR-T programs.

Pursuant to the Agreement, Bristol-Myers Squibb has the initial right, but not the obligation, to designate up to two receptors and associated targets selected from (i) T-cell receptors (“TCRs”) and associated TCR targets that are the subject of the Company’s 2019 strategic collaboration and license agreement with Bristol-Myers Squibb and (ii) chimeric antigen receptors (“CARs”) and associated CAR targets provided by BMS for development as allogeneic cell therapy products (the “Initial BMS Products”), as set forth in a mutually agreed research plan. Up to the ten year anniversary of the Agreement, Bristol-Myers Squibb may additionally designate up to four additional such TCRs and associated TCR targets and/or CARs and associated CAR targets for development solely by Bristol-Myers Squibb as allogeneic cell therapy products (the “Additional BMS Products”). After preclinical development of the Initial BMS Products, for which Immatics will be responsible, Bristol-Myers Squibb will be responsible for, and bear the cost of, the remaining development and commercialization. Bristol-Myers Squibb also will be responsible for, and bear the cost of, the development and commercialization of any Additional BMS Products.

Further, pursuant to the Agreement, prior to the ten year anniversary of the Agreement, Immatics has the right, but not the obligation, to designate up to four TCRs that are not subject to the Agreement or the Company’s 2019 strategic collaboration and license agreement with Bristol-Myers Squibb for collaboration with Bristol-Myers Squibb on their development as allogeneic cell therapy products (the “Immatics Products”). Immatics will be responsible for, and bear the cost of, the development and commercialization of any Immatics Products; provided that Bristol-Myers Squibb has a right to opt-in to co-develop and co-commercialize one of the first two such Immatics Products.

Bristol-Myers Squibb will pay to Immatics a $60 million upfront payment. Immatics is also eligible to receive additional payments for certain activities that Immatics could perform at Bristol-Myers Squibb’s request and for Bristol-Myers Squibb’s designation of additional CARs and/or TCRs for development, as described above. Further, Immatics is also eligible to receive milestone payments of up to $700 million depending on product characteristics and the achievement of certain regulatory and commercial milestones. In addition, during the royalty term (as described below) and depending on certain product characteristics, (i) Immatics will be eligible to receive tiered, mid-single-digit up to low double-digit percentage royalties on worldwide net sales of BMS Products, and (ii) Bristol-Myers Squibb will be eligible to receive tiered, low- to mid-single-digit percentage royalties on worldwide net sales of Immatics Products except in the case of an Immatics Product for which Bristol-Myers Squibb is co-developing and co-commercializing. The royalty percentages described above are subject to reduction in a given country under certain circumstances, including, but not limited to, the introduction of biosimilar products and third party license costs.

Unless terminated earlier in accordance with its terms, the overall Agreement will expire upon expiration of the last royalty term contemplated by the Agreement. A royalty term with respect to a product in a given country begins upon the first commercial sale of such product in such country and terminates upon certain events or at the end of certain time periods relevant to such product, including, but not limited to: the expiration of regulatory exclusivity, the expiration of valid patent claims covering such product, and 10 years after first commercial sale of the product in a given country. The Agreement includes customary representations and warranties, covenants and indemnification obligations for a transaction of this nature.  The Agreement has customary termination provisions, including either party’s right to terminate the Agreement on a product-by-product basis for convenience with respect to its, but not the other party’s, products, upon prior written notice. Each party may terminate for uncured breach by the other party or for the insolvency of the other party.

During the term, Immatics has certain exclusivity obligations to Bristol-Myers Squibb and its ability to develop, manufacture or commercialize certain cell therapy products is limited by relevant terms and conditions of the Agreement.

The foregoing description of the Agreement does not purport to be complete.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-258351 and 333-240260) of Immatics N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMATICS N.V.
Date: June 13, 2022
	By:	/s/ Harpreet Singh
	Name:	Harpreet Singh
	Title:	Chief Executive Officer